BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer        Mailing Address:
Vice President              P.O. Box 318
Telephone: 212-250-4599     Church Street Station
                            New York, NY 10008
                            February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Northeast Utilities


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing

submission through the EDGAR-Link System software, by E-

Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer





Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  1 )*
                            ____

                     Northeast Utilities
           _______________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - $5.00)
           _______________________________________
              TITLE OF CLASS OF SECURITIES
                         664397106
                      _______________________________________


                                   CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
             (Continued on following page(s))


CUSIP No. 664397106                Page 1 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor) and its indirect wholly-owned subsidiary BT
Variable, Inc. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Variable Inc. are New York Corporations

  NUMBER OF    5. SOLE VOTING POWER
  SHARES
  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY

CUSIP No. 664397106                Page 2 of 7 Pages


 EACH          7. SOLE DISPOSITIVE POWER
REPORTING


PERSON        8. SHARED DISPOSITIVE POWER

 WITH


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




















CUSIP No. 664397106                Page 3 of 7 Pages



12.TYPE OF REPORTING PERSON *



     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable Inc. - IC

Item 1(a) NAME OF ISSUER:

          Northeast Utilities


Item 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:
          174 Brush Hill Avenue
             West Springfield, MA  01090-0010

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, (as
          Trustee for various trusts, and employee benefit plans, and investment advisor) and its indirect wholly-owned subsidiary BT Variable Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

        Bankers Trust New York Corporation, Bankers Trust
        Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor), and BT Variable Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

        Common Stock (Par Value $5.00) of Northeast
Utilities, a Massachusetts corporation.

CUSIP No. 664397106                Page 4 of 7 Pages

Item 2(e) CUSIP NUMBER:

          664397106

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g)  [X] Parent Holding Company, in accordance

          with Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the

          Act. For BT Variable, Inc.

   (c) [X] Insurance Company as defined in Section 3 (a)
           (19) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:




     (b)  PERCENT OF CLASS:









CUSIP No. 664397106                Page 5 of 7 Pages
     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote -


     (ii) shared power to vote or to direct the vote
-



     (iii)sole power to dispose or to direct the disposition of -


     (iv) shared power to dispose or to direct the

          disposition of -





Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A

CLASS:

          [X]

































CUSIP No. 664397106                Page 6 of 7Pages

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY
          BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable













































CUSIP No. 664397106                Page 7 of 7Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were
          acquired in the ordinary course of
          business and were not acquired for the
          purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     as of December 31, 1995


Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


          Bankers Trust New York Corporation
                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.



                       EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company